

June 3, 2015

Michael H. Neufeld
Chief Executive Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, TX 75702

> **Re: Pegasi Energy Resources Corporation**
> **Registration Statement on Form S-1**
> **Filed May 7, 2015**
> **File No. 333-203943**

Dear Mr. Neufeld:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the resale of 38,958,344 shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. Given the size of the offering relative to the number of shares of common stock outstanding held by non-affiliates, and the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise regarding your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 612.09, available on our website at: www.sec.gov.

2.   Please provide us and revise to include the total dollar value of the securities underlying the convertible note and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

3.   Please provide us and revise to include tabular disclosure of:

- the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes and warrants, presented in a table with the following information disclosed separately:

- the market price per share of common stock underlying the convertible notes and warrants on the date of the sale of such securities;

- the conversion/exercise price per share of common stock on the date of the sale of the convertible notes and warrants, using the conversion /exercise price per share on the date of the sale of such security.

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible notes and warrants, calculated by using the market price per share on the date of the sale of the convertible note and warrant, and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying the convertible notes and warrants calculated by using the conversion price on the date of the sale of the convertible notes and warrants and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of the convertible notes and warrants, calculated by subtracting the total conversion/exercise price on the date of the sale of the convertible notes and warrants from the combined market price of the total number of shares underlying the convertible notes and warrants on that date.

4.   Please provide us and revise to include the following information:

- whether you have the intention, and a reasonable basis to believe that you will have the financial ability, to make all payments on the convertible notes; and

- whether, based on information obtained from the selling stockholders, any of the selling stockholders have an existing short position in your common stock and, if any selling stockholders have an existing short position in your stock, the following additional information:

- o the date on which each such selling stockholder entered into that short position; and

- o the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement.

5. Please provide us with a description of the method by which you determined the number of shares underlying the convertible notes to register in connection with this registration statement.

6. Please update your financial statements and all related disclosures in the filing to comply with Item 11(e) of Form S-1 and Rule 8-08 of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 50

7. We note that footnote 4 to your tabular disclosure here differs from footnote 14 to your selling stockholder tabular disclosure at page 59 regarding Teton Ltd. Please revise or advise.

Selling Stockholders, page 59

8. We note the shares of common stock being offered by certain selling stockholders exceed the shares of common stock beneficially owned before the offering. Please explain this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or Laura Nicholson, Staff Attorney, at (202) 551-3584, with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

H. Roger Schwall
Assistant Director

cc: James Turner